

October 7, 2013

Via E-mail
Edward Christian
Chief Executive Officer
Saga Communications, Inc.
73 Kercheval Avenue
Gross Pointe, MI 48236

      Re: **Saga Communications, Inc.**
              Form 10-K for Fiscal Year ended December 31, 2012
              Filed March 15, 2013
              Definitive Proxy Statement on Schedule 14A
              Filed April 12, 2013
              File No. 001-11588

Dear Mr. Christian:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement

Compensation Discussion and Analysis, page 13

Bonuses, page 15

1. You disclose that your compensation committee approved a broadcast cash flow ("BCF") goal as the basis for determining the amount of your CEO's bonus under the CEO Plan. In addition, you disclose that the CEO achieved the maximum target last year. In future filings, please disclose within this section the four BCF performance goal targets that must be reached for payment to your CEO under the CEO Plan. For more information see Item 402(b)(2)(v) of Regulation S-K and Question 118.04 of Regulation S-K's

Compliance and Disclosure Interpretations, available on our website at
http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sharon Virga, Staff Accountant, at (202) 551-3385, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Adviser, at (202) 551-3268 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director